Exhibit 99.3

RELIEF THERAPEUTICS Holding SA

Management’s discussion and analysis of

financial condition and results of operations

The following discussion and analysis should be read in conjunction with the unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2022, which were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. Our consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and are presented in Swiss francs (CHF).

Unless otherwise indicated or the context otherwise requires, the terms “Company,” “Relief,” “Group,” “we,” “our,” “ours,” or “us” refer to RELIEF THERAPEUTICS Holding SA together with its consolidated subsidiaries.

In addition to historical data, this discussion contains forward-looking statements regarding our business and financial performance based on current expectations that involve risks, uncertainties, and assumptions. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors.

Overview

We are a Swiss, commercial-stage biopharmaceutical company identifying, developing, and commercializing novel, patent protected products in selected specialty, rare and ultra-rare disease areas on a global basis. We currently focus on three therapeutic areas where we can best leverage our internal know-how and assets: Rare Metabolic Disorders, Rare Skin Diseases and Rare Respiratory Diseases.

We leverage our internal R&D laboratories and track record in drug delivery systems and technologies to identify and take to market reformulated and/or repurposed drugs with a history of proven human safety and efficacy using a lean and capital efficient organization where all key strategic functions are internalized, combined with an optimized network of outsourced service providers for various development activities. We are developing a direct commercial footprint in the U.S. and have a direct commercial footprint in Europe, coupled with a strong network of commercial partners in other major territories.

Our products are intended for patients and care givers dealing with specialty, rare and ultra-rare debilitating diseases, by offering them novel treatment options engineered with patented drug delivery systems or repurposed and optimized drugs, to help them live their best possible lives and achieve their full potential. Our diversified portfolio comprises a rare disease product that is commercialized in Europe and that we plan to launch in the U.S. in early fourth quarter of this year, as well as a pipeline of products at various stages of development and focused on rare and specialty diseases in selected therapeutic areas. In addition, the Company is commercializing several legacy products via licensing and distribution partners. A description of our portfolio is provided in the Portfolio & Pipeline section of our 2022 interim report.

We are actively pursuing a strategy to diversify our portfolio and are continuously evaluating in-licensing and partnering opportunities. To bring assets to the market as quickly as possible, we are seeking partnerships with, or acquisitions of, companies that have late-stage clinical molecules with a strong human safety profile, allowing for relatively short, capital-efficient clinical trials with clear endpoints. Our focus on rare diseases with significant unmet medical need allows us to maintain a lean organization, with a strong, experienced leadership able to deliver growth by effectively managing partnerships and efficiently allocating capital across the portfolio.

Collaboration and license agreement with Acer Therapeutics, Inc.

In March 2021, we entered into a collaboration and license agreement with Acer Therapeutics, Inc. (“Acer”) for the worldwide development and commercialization of ACER-001 for the treatment of Urea Cycle Disorders (“UCDs”) and Maple Syrup Urine Disease (“MSUD”). Under the terms of the agreement, Acer has received a total of USD 35 million cash payments from Relief to date, which completes our U.S financial commitment to Acer. Acer may also receive a total of USD 6 million in development milestone payments following the first European marketing approvals for UCDs and MSUD. Acer retains development and commercialization rights in the U.S., Canada, Brazil, Turkey, and Japan. Net profits from Acer’s territories will be split 60%:40% in our favor. In addition, we licensed the rights for the rest of the world, where Acer will receive a 15% royalty on all revenues received in Relief’s territories.

Collaboration agreement with InveniAI LLC

In November 2021, we entered into a collaboration agreement with InveniAI LLC (“InveniAI”), a U.S. based company that has pioneered the application of artificial intelligence and machine learning across the biopharmaceutical and other industries, in order to identify promising drug candidates to treat rare and specialty diseases. Under the terms of the agreement, we paid InveniAI an initial up-front fee of USD 0.5 million. We will be required to pay success milestones for any products brought to us in connection with the InveniAI Collaboration Agreement ranging from approximately USD 0.2 million per product candidate for which we exercise our option to acquire IP rights to USD 50 million for any required product reaching USD 1 billion per year in net sales. We will also be required to pay royalties on any such commercialized product in certain countries a royalty of approximately 3%. We are not currently developing any product brought to us by InveniAI.

Collaboration agreement with NeuroRx, Inc.

In September 2020, we entered into a collaboration agreement with NeuroRx, Inc. (“NeuroRx”) to develop and commercialize our product candidate, RLF-100, for the treatment of COVID-19 related conditions and other pulmonary indications. In October 2021, we filed a lawsuit against NeuroRx and its former CEO for multiple breaches of the agreement. In January 2022, NeuroRx filed a complaint against Relief alleging that we are in breach of the agreement.

Details about the ongoing litigation were provided in our registration statement on Form F-1, filed with the U.S. Securities and Exchange Commission on August 23, 2022.

Further, on August 22, 2022, the parties entered into a tentative settlement of their disputes. The parties agreed to work collaboratively to finalize the settlement within the next 30 days and has stayed the litigation for an additional 60 days to allow for the negotiation and execution of a definitive settlement agreement. There can be no assurance that the settlement will be finalized.

Business combinations in the previous year

In June 2021, we acquired APR Applied Pharma Research SA (“APR”), a privately held Swiss pharmaceutical company specialized in identifying, developing, and commercializing known molecules engineered with drug delivery systems in niche and rare diseases on a global basis. The acquisition further diversified Relief’s pipeline and portfolio with both commercial products and clinical-stage programs, provided a commercial infrastructure in Europe and strengthened our internal R&D capabilities.

In July 2021, we acquired AdVita Lifescience GmbH (“AdVita”), a Germany-based privately held pharmaceutical company developing products for the treatment and diagnosis of rare lung diseases. The acquisition strengthened our expertise and ability to progress with the development of RLF-100.

Components of Results of Operations

Revenue and other gains

Revenue is primarily derived from our portfolio of marketed products and the provision of R&D services to third parties. We generate revenue from product sales, licensing fees, and royalties since the date of acquisition of APR in June 2021. Prior to the acquisition, Relief did not generate any revenue from commercial activities.

To date, our revenue is substantially less than our operating expenses and does not significantly contribute to our cash needs. Accordingly, we rely on external funding to continue operations and fund our clinical and commercial development plan. We expect the launch of PKU GOLIKE® as a medical food in the U.S. in the fourth quarter of 2022 and its expansion in other territories to contribute to increasing our revenue. We do not expect to generate revenue from product candidates unless and until we complete their development and obtain regulatory approvals.

Other gains consist mainly of gains on disposal of intangible assets, write-offs of liabilities, and adjustments in fair value of certain assets and liabilities.

Raw materials and consumables expenses

Raw materials and consumables expenses are comprised of expenditures incurred with third parties in relation with the purchase and manufacturing of drug products for sale, as well as laboratory supplies in connection with R&D services provided to customers.

External selling and distribution expenses

External selling and distribution expenses are comprised of expenditures incurred with third parties in relation with advertising, marketing, sales promotion, shipping, distribution, and commission on sales, for the sale of products and R&D services.

External research and development expenses

External research and development expenses include costs associated with outsourced clinical research organization activities, sponsored research studies, clinical trial costs, process development, product manufacturing expenses, license fees, and investigator-sponsored trials, including licensing fees and milestone payments charged by licensors or collaboration partners, as well as expenses related to lab supplies and materials.

Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Costs associated with the development activity under collaboration agreements are recognized based on actual expenses reported by our collaboration partners.

Personnel expenses

Personnel expenses consist of employee-related expenses, including salaries, bonuses, benefits, share-based compensation, and other related costs.

Other administrative expenses

Other administrative expenses consist primarily of corporate facility costs, fees for legal, accounting, and audit services, and consulting fees not otherwise included in research and development expenses.

Financial income

Financial income consists mainly of foreign exchange net result, when positive. Foreign exchange net result is allocated to financial expense when negative.

Financial expense

Financial expense consists mainly of interest expense associated with the discounting over time of provisions for contingent payments measured at fair value. The commitment fee that became due upon execution of our current share subscription facility agreement with GEM in January 2021 is expensed over the period of effectiveness of the instrument. In addition, we pay negative interest on our Swiss franc and Euro cash deposits.

Income taxes

We are subject to corporate income taxation in Switzerland, the U.S., Italy, and Germany. We are also subject to corporate capital tax for our parent company and subsidiaries located in Switzerland. Unless and until the Group becomes profitable in certain tax jurisdictions, we expect income tax losses and gains will primarily arise from variations of deferred tax assets and liabilities.

Comparison of the six months ended June 30, 2022 and 2021

The following table summarizes our results of operations for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
in CHF thousands (unaudited)	2022	2021	Change
Revenue	3’242	—	3’242
Other gains	1’303	891	412

Total income	4’545	891	3’654
Raw materials and consumables expenses	(669)	—	(669)
External selling and distribution expenses	(465)	—	(465)
External research and development expenses	(10’637)	(8’307)	(2’330)
Personnel expenses	(5’767)	(3’439)	(2’328)
Other administrative expenses	(3’963)	(3’204)	(759)
Other losses	—	(458)	458

EBITDA	(16’956)	(14’517)	(2’439)
Impairment expense	(8’226)	—	(8’226)
Amortization and depreciation expense	(2’033)	—	(2’033)

Operating loss	(27’215)	(14’517)	(12’698)
Financial income	162	127	35
Financial expense	(1’056)	(277)	(779)

Net loss before taxes	(28’109)	(14’667)	(13’442)
Income taxes	1’609	(11)	1’620

Net loss for the period	(26’500)	(14’678)	(11’822)

Revenue and other gains

In the first six months of 2022, we generated CHF 3.24 million of revenue from product sales, licensing fees, and royalties. Prior to the business combination with APR at the end of June 2021, we did not generate any revenue.

Other gains were CHF 1.3 million for the six months ended June 2022, compared to CHF 0.9 million for the six months ended June 2021. In the current period, other gains consisted mainly of a change in the fair value of provisions for contingent liabilities and an impairment reversal following the repayment of a loan issued to NeuroRx in 2020 and for which we had recorded a complete impairment allowance. In the comparative period, other gains related to write-offs of liabilities.

Raw materials and consumables expenses, and external selling and distribution expenses

Raw materials and consumables expenses, and external selling and distribution expenses, were, respectively, CHF 0.7 million and CHF 0.5 million for the six-month period ended June 30, 2022. We did not incur any such expenses prior to the acquisition of APR and AdVita and their respective marketing activities.

External research and development expenses

External research and development expenses increased to CHF 10.6 million for the six-month period ended June 30, 2022, from CHF 8.3 million for the six months ended June 30, 2021, an increase of CHF 2.3 million primarily due to higher expenses incurred by Acer under the license and collaboration agreement and secondarily due to the addition of in-process programs in the acquisition of APR in June 2021. The increase in expenditures associated with ACER-001 and other in-process programs was partially offset by a reduction of CHF 5.7 million in development expenses associated with RLF-100.

We plan to further increase our research and development expenses for the foreseeable future as we commence additional clinical trials and pursue discovery and development of new product candidates.

Personnel expenses

Personnel expenses increased to CHF 5.8 million in the six-month period ended June 30, 2022, compared to CHF 3.4 million for the six-month period ended June 30, 2021, an increase of CHF 2.3 million mainly due to an increase in employee headcount resulting from the acquisitions of APR and AdVita and the establishment of our U.S. sales force. As of June 30, 2022, Relief had 57 full-time equivalents on its payroll.

Other administrative expenses

Other administrative expenses increased to CHF 4 million in the six-month period ended June 30, 2022, compared to CHF 3.2 million for the six-month period ended June 30, 2021, an increase of CHF 0.8 million primarily attributable to our expanded activities with the addition of APR and AdVita. Consulting expenses associated with the preparation of the market launch of PKU GOLIKE® in the U.S. further contributed to the increase. Legal fees remain flat as costs related to Relief’s effort to list its shares on Nasdaq were offset by a reduction in costs incurred for other legal and regulatory matters.

Other losses

Other losses decreased to zero in the six-month period ended June 30, 2022, compared to CHF 0.5 million for the six-month period ended June 30, 2021. Other losses for the comparative period were constituted by an impairment loss on the loan issued to NeuroRx in 2020.

Impairment expense

We conducted an impairment test of intangible assets as of June 30, 2022, and concluded that the carrying amount of certain assets, mainly intangible assets associated with PKU GOLIKE® and Sentinox™, exceeded their recoverable amount. As a result, we recognized a non-cash impairment charge on intangible assets of CHF 8.2 million in the current period. The impairment charge reflects a reduction of estimated future net cash flows from PKU GOLIKE® following changes in market assumptions, and, for Sentinox™, a one-year delay in the estimated launch date.

Amortization and depreciation expense

Amortization and depreciation expenses were CHF 2 million for the six-month ended June 2022 and were nil for the six months ended June 2021. Prior to the acquisition of APR in June 2021, we did not have amortizable intangible assets nor material property, plant, and equipment assets on our balance sheet.

Financial income

Financial income increased to CHF 0.2 million in the six-month period ended June 30, 2022, compared to CHF 0.1 million for the six-month period ended June 30, 2021, an increase of CHF 0.1 million primarily due to an increase in foreign exchange gain on monetary assets and liabilities denominated in U.S. dollars and Euros.

Financial expenses

Financial expenses increased to CHF 1.1 million in the six-month period ended June 30, 2022, compared to CHF 0.3 million for the six-month period ended June 30, 2021, an increase of CHF 0.8 million primarily due to the recognition of an interest expense of CHF 0.7 million in relation with contingent liabilities that may become due upon achievement of milestones contractually agreed with the former shareholders of APR and AdVita.

Income taxes

Income taxes were a gain of CHF 1.6 million in the six months ended June 2022, compared to income tax expenses of CHF 0.01 million for the six-month period ended June 30, 2021. The income tax gain resulted mainly from the amortization and impairment of intangible assets and a corresponding reduction in the temporary difference between the carrying amount of these assets and their tax base.

Liquidity and Capital Resources

To date, we have funded our operations primarily through at-the-market sales of treasury shares, private placements, and equity offerings and loans from our largest shareholder, GEM. As Relief continues to incur significant operating losses, our ability to pursue and finance our operations and our intended development plans depends on our ability to continue to raise additional financing.

Our primary uses of capital are R&D expenses, personnel compensation expenses, and administrative expenses. We expect to continue to incur substantial expenses in connection with our product candidates at various stages of clinical development.

We expect to continue to raise financing through the sale of equity and license and development agreements in connection with collaborations. We intend to use future expected proceeds, together with cash on hand, to finance our development activities and the diversification of our pipeline, as well as to fund our outstanding liabilities and other commitments. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to advance our portfolio of product candidates, initiate further clinical trials, and seek marketing approval for our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur additional commercialization expenses related to program sales, marketing, manufacturing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential partners. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

As of June 30, 2022, we had cash and cash equivalents of CHF 29.9 million. Based on current operating plans, we expect that we have sufficient resources to fund operations into the third quarter of 2023. We also believe that with a successful launch of ACER-001 and the potential expansion of the PKU GOLIKE® franchise into the U.S., we could reach operating cash flow-positive operations during 2025, of which there can be no assurance.

Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned preclinical studies and clinical trials;

•	the number and development requirements of other product candidates that we may pursue;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the duration and severity of the COVID-19 pandemic;

•	the timing amount of milestone payments we may have to pay in relation with the acquisitions of APR and AdVita;

•	the extent to which we in-license or acquire other product candidates and technologies;

•

the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive or have received marketing approval;

•	the timing of repayment of the Relief’s borrowings; and

•	a possible settlement agreement with NeuroRx.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The following table summarizes our cash flows for each of the periods indicated:

For the six months ended June 30,
in CHF thousands (unaudited)	2022	2021
Cash and cash equivalents at beginning of period	44’761	43’154
Cash flow used in operating activities	(14’730)	(17’741)
Cash flow used in investing activities	(4’764)	(31’577)
Cash flow from financing activities	4’662	28’780
Decrease in cash and cash equivalents	(14’832)	(20’538)
Effect of exchange rates	(58)	600

Cash and cash equivalents at end of period	29’871	23’216

Operating Activities

Net cash used in operating activities was CHF 14.7 million for the six months ended June 30, 2022, compared to CHF 17.7 million for the six months ended June 30, 2021. The decrease in cash used in operating activities of CHF 3 million was due to an increase in net loss of CHF 11.8 million, primarily driven by an impairment expense of TCHF 8.2 million, and an increase in non-cash items of CHF 7.4 million, offset by changes in net working capital of CHF 7.4 million.

Investing Activities

Net cash used in investing activities was CHF 4.8 million for the six months ended June 30, 2022, compared to CHF 31.6 million for the six months ended June 30, 2021. In the current period, cash used in investing activities consisted mainly of a payment to the former shareholders of AdVita for the completion of a milestone in relation with the issuance of a patent. In the comparative period, cash used in investing activities consisted mainly in payments for the acquisitions of APR and ACER-001 license.

Financing Activities

Net cash from financing activities was CHF 4.7 million for the six months ended June 30, 2022, compared to CHF 28.8 million for the six months ended June 30, 2021. The decrease in cash from financing activities of CHF 24.1 million is primarily due to a decrease of CHF 14.8 million in net proceeds from our Direct Share Placement program and a decrease of CHF 9.1 million in net proceeds from private placements.

Main contractual obligations and commitments

Under our license agreements with Acer Therapeutics Inc., NeuroRx Inc., and Meta Healthcare Ltd., we may be required to pay royalties in the future.

Under the acquisition agreements with the former shareholders of APR and AdVita, we may be required to make payments upon achievement of pre-agreed objectives.

We enter into contracts in the normal course of business with clinical research organizations for clinical trials, nonclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and we believe that our non-cancelable obligations under these agreements are not material.

Critical Accounting Policies and Significant Judgments and Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our unaudited consolidated interim financial statements, which we have prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ as issued by the IASB. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and disclosures at the reporting date. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

Recent Accounting Pronouncements

The adoption of IFRS as issued by the IASB and interpretations issued by the IFRS Interpretations Committee that are effective for the first time for our financial year beginning on January 1, 2022, had no material impact on our financial position or disclosures made in our interim condensed consolidated financial statements.

JOBS Act Exemptions

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) in the U.S. Subject to certain conditions, we are relying on certain of exemptions under the JOBS Act, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering in the U.S., (b) in which we have total annual gross revenues of at least USD 1.07 billion, or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common shares held by non-affiliates exceeds USD 700 million as of the prior June 30, and (2) the date on which we have issued more than USD 1.0 billion in non-convertible debt during the prior three-year period.

Cautionary Statement Regarding Forward Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this half-year report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our Registration Statement on Form 20-F. These forward-looking statements speak only as of the date of this discussion and analysis, and are subject to a number of risks, uncertainties and assumptions as described under the sections in our Registration Statement on Form 20-F entitled “Risk Factors” and in this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time such as the global pandemic originating with Covid-19, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.